Trunkbow International Holdings Limited
Unit 1217-1218, 12 F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing, PRC

March 27, 2012

Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trunkbow International Holdings Limited Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 001-35058

Dear Mr. Krikorian:

Trunkbow International Holdings Limited (“We” or the “Company”) is hereby responding to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by comment letter dated February 17, 2012 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter and the numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

1.	Based on the facts provided in response to our previous comment, it is the staff’s understanding that the individual previously employed at Bernstein & Pinchuk LLP was hired and served in a financial reporting oversight role at Trunkbow during the audit and professional engagement period for the 2009 fiscal year, prior to being disassociated with the audit engagement team for the requisite period pursuant to Rule 2-01(c)(2) of Regulation S-X. Further, as noted in the Commission’s 2003 rule release, the emergency relief provision should be invoked very rarely and, based upon the information provided in the company’s response, it does not appear to the staff that the circumstances pertinent to the financial statements for Trunkbow’s 2009 fiscal year meet the conditions described in the Commission’s guidance. Therefore, it does not appear to the staff that Bernstein & Pinchuk LLP was independent for the 2009 fiscal year. Accordingly, filings containing Trunkbow’s 2009 financial statements appear to be deficient because the financial statements have not been audited by an independent accountant. Please amend all affected filings with fiscal year 2009 financial statements audited by an independent public accountant. We also note that your Form 10-K for the fiscal year ended December 31, 2010 should be amended to revise the audit report to eliminate coverage of the 2009 financial statements and the 2009 financial statements should be labeled as unaudited. Please file an Item 4.02 Form 8-K.

Response: After further discussion with the members of the Staff, we have hired Holtz Rubenstein Reminick LLP, an independent registered public accounting firm, to reaudit our 2009 financial statements. We have filed an Item 4.02 Form 8-K with respect to the 2009 audit and we have filed a Form 10-K/A with respect to the 2010 fiscal year to revise the Bernstein & Pinchuk LLP audit report to eliminate coverage of the 2009 financial statements and to label the 2009 financial statements as unaudited. After completion of the reaudit we intend to further amend the 2010 Form 10-K to include the reaudit and amend all other affected filings with the reaudited fiscal 2009 financial statements to the extent required.

2.	As a related matter, for any registered sales of securities made pursuant to a prospectus that included financial statements for 2009 that were reported upon by Bernstein & Pinchuk LLP, please tell us the number of shares that were sold, when those shares were sold, and the prices at which the shares were sold. Your response should address both primary and secondary sales conducted by means of the Form S-1 registration statement, file number 333-169942 declared effective on February 2, 2011. Please also provide your analysis of the potential rights of purchasers of securities in these offerings to pursue claims against the company in the event prices of the shares they purchased in the registered transactions decrease. Refer to ASC 450.

Response: The Company sold four million shares of common stock at $5.00 per share in its initial public offering, and based on available information from our transfer agent, we believe the selling shareholders named in Registration Statement 333-169942 (the “Registration Statement”) have sold approximately 838,970 shares at various prices pursuant to the Company’s resale prospectus dated February 2, 2011. Based on the market price of the Company’s common stock during the period in which shareholders were able to sell pursuant to the resale prospectus, the Company believes shareholders sold shares at prices ranging $5.01 per share to $1.81 per share. The Company believes that a purchaser pursuant to the prospectuses included in either registration statement may be entitled to assert a Section 11 claim on the basis that the statement regarding the independence of Bernstein & Pinchuk LLP constituted a material misstatement, provided that the Company notes the comments of the US Supreme Court in Gustafson et al. v. Alloyd Co., Inc., fka Alloyd Holdings, Inc., et al., 513 U.S. 561 (1995) as regards purchasers of shares other than those sold by the issuer in a public offering. In making such a claim, the plaintiff would be required to establish the materiality of the misstatement, existence of damages (which may be ultimately determined to have arisen only following discovery of such misstatement) and standing (which may require the establishment of a chain of title to shares sold under the Registration Statement).

3.	Also tell us how you plan to disclose uncertainties and contingent liabilities associated with sales by means of a prospectus that included 2009 financial statements that were not reported upon by a firm that was independent within the meaning of Rule 2-01(c)(2), yet stated that the audit opinion was provided by an independent auditor. We note representations throughout your Form S-1 that Bernstein & Pinchuk LLP was an independent registered public accounting firm. It appears that you should address contingencies presented by the foregoing circumstances in risk factors, management’s discussion and analysis, and the footnotes to your financial statements. The disclosure should include a description of the events and uncertainties that pose material contingent liabilities and any such contingencies should be discussed in quantitative terms.

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Response: The Company believes that there are two distinct aspects of the contingent liability which may arise as a result of any claims asserted pursuant to the foregoing response to comment 2. The first category of uncertainties and risks concerns narrative disclosures, which the Company intends to include in the risk factors section of any filing with the SEC with a mandated risk factor discussion, including its forthcoming Annual Report on Form 10-K for the year ended December 31, 2011. Likewise in the management discussion and analysis section of certain filings that the Company will be required to make, the Company intends to make similar narrative disclosure regarding the contingent liability that may arise regarding any such claim. The second aspect of such contingent liability concerns the recognition in the Company’s consolidated financial statements of the existence of the contingent liability and - potentially - an estimate of the range of possible losses which could result or an actual charge against earnings. The Company is currently considering the application of ASC 450 to the circumstances regarding the unasserted possible claims and intends to follow the guidance contained in the relevant sections of the accounting literature relating to ASC 450 in preparing its interim and annual financials statements for fiscal 2012.

4.	In addition, provide us similar information and legal analysis with respect to any unregistered offerings of your securities since the date the 2009 Bernstein & Pinchuk audit report was issued as well as your analysis of the potential claims or contingencies of the company that may arise with respect to trading in the secondary market in reliance upon that report and the related financial statements.

Response: The Company only conducted one unregistered offering of its securities since the date the 2009 audit report was issued and that transaction involved the issuance of securities to one sophisticated institution that represented to the Company that it was an “accredited investor” within the meaning of Rule 502 promulgated under the Securities Act of 1933, as amended (the “1933 Act”). The Company believes such investor may be entitled to assert a claim under Rule 10b-5 regarding the statement contained in the Company’s filings with the Commission to the extent such investor shows that it relied upon such statement in connection with such issuance, the materiality of such misstatement, scienter and the existence of damages.

In providing the foregoing responses, the Company has assumed certain matters which will ultimately depend upon facts alleged in connection with any such claim, the state of the law (including relevant common law) at the time such claims, if any, are brought, and the availability to it of certain defenses which may arise in connection with claims arising under relevant provisions of law. Regarding each such foregoing matter, the Company hereby reserves its rights to assert any defenses, legal theories, or applicable facts which it may deem relevant in conducting the defense of any action which may be brought. These responses are intended solely for the information of the Staff and certain matters under discussion between the Company and its counsel are the subject of both attorney-client privilege and the work-product doctrine and the foregoing general discussion of these issues shall not effect a waiver thereof.

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We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Norwood P. Beveridge of Loeb & Loeb LLP, at (212) 407-4970, if you have any questions.

Sincerely,

Trunkbow International Holdings Limited

/s/ Li Qiang
Li Qiang, Chief Executive Officer

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